SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               Genta Incorporated
                               ------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  372 45 M 20 7
                                  -------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                                 with a copy to:
David R. Walner, Esq.                                  Monica C. Lord, Esq.
Paramount Capital Asset                                Kramer Levin
   Management, Inc.                                      Naftalis & Frankel LLP
787 Seventh Avenue                                     919 Third Avenue
New York, NY 10019                                     New York, NY  10022
(212) 554-4372                                         (212) 715-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 November 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
   [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 Pages

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 2 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     16,716,858
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        16,716,858
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,716,858
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           69.5% (44.5% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, Paramount Capital Asset Management, Inc. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 44.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 3 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     5,660,284
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        5,660,284
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,660,284
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.2% (17.3% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, the Aries Domestic Fund, L.P. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 17.3% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 4 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Aries Trust
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (see Item 3)
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

--------------------------------------------------------------------------------
           NUMBER OF                          7         SOLE VOTING POWER
             SHARES
          BENEFICIALLY                                  None
            OWNED BY                  ------------------------------------------
              EACH                            8         SHARED VOTING POWER
           REPORTING
             PERSON                                     11,056,575
              WITH                    ------------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        None
                                      ------------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        11,056,575
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,056,575
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           59.0% (31.6% of the outstanding voting power)**
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON* OO (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, The Aries Trust may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 31.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 5 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      |_|
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 OO (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                    7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            2,866,393
                  OWNED BY                  ------------------------------------
                    EACH                      8         SHARED VOTING POWER
                 REPORTING
                   PERSON                               16,716,858
                    WITH                    ------------------------------------
                                              9         SOLE DISPOSITIVE POWER

                                                        2,866,393
                                            ------------------------------------
                                             10         SHARED DISPOSITIVE POWER

                                                        16,716,858
--------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 19,583,252
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 72.8% (48.5% of the outstanding voting power)**
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN

--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, Lindsay A. Rosenwald, M.D. may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 48.5% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 6 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Hawkins Group, LLC
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 00 (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            None
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               526,737
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        None
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        526,737
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 526,737
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.7% (1.7% of the outstanding voting power)**
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 00 (see Item 2)
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1.7% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

--------------------------------------------------------------------------------
CUSIP No. 372 45 M 20 7                 13D                   Page 7 of 20 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1          NAMES OF REPORTING PERSONS
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Mr. Michael S. Weiss
--------------------------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      |_|
                                                                    (b)      [x]
--------------------------------------------------------------------------------
      3          SEC USE ONLY

--------------------------------------------------------------------------------
      4          SOURCE OF FUNDS*

                 PF (see Item 3)
--------------------------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) or 2(e)
                                                                             |-|
--------------------------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
--------------------------------------------------------------------------------
                 NUMBER OF                      7       SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                            148,327
                  OWNED BY              ----------------------------------------
                    EACH                        8       SHARED VOTING POWER
                 REPORTING
                   PERSON                               526,737
                    WITH                ----------------------------------------
                                                9       SOLE DISPOSITIVE POWER

                                                        148,327
                                        ----------------------------------------
                                               10       SHARED DISPOSITIVE POWER

                                                        526,737
--------------------------------------------------------------------------------

      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 675,064
--------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                 SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.1% (2.2% of the outstanding voting power)**
--------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON*
                 IN
--------------------------------------------------------------------------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, Mr. Michael S. Weiss may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2.2% of the aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

                                  SCHEDULE 13D


         This Amendment No. 8 amends and restates the Reporting Persons' Statement on Schedule 13D, dated February 24, 1997, as amended to date, (the "Schedule") in its entirety.

Item 1. Security and Issuer.

         (a) This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock") of Genta Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the issuer are located at 3550 General Atomics Court, San Diego, California 92121.

Item 2. Identity and Background.


     (a)  This  statement  is  filed  on  behalf  of  Paramount   Capital  Asset
          Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust"), Dr. Lindsay A. Rosenwald (together with Paramount Capital, Aries Domestic and Aries Trust, the "Aries Reporting Persons") Mr. Michael S. Weiss, and Hawkins Group, LLC ("Hawkins" and, together with the Aries Reporting Persons and Mr. Weiss, the "Filing Persons"). See attached Exhibit AC which is a copy of their agreement in writing to file this statement jointly on behalf of each of them. Mr. Weiss, Hawkins and the Aries Reporting Persons have made, and will continue to make, their own investment decisions. The investment decisions of Mr. Weiss or Hawkins may or may not coincide with the decisions made by the Aries Reporting Persons. Each Filing Person expressly disclaims Mr. Weiss' and Hawkins' membership in a "group" with the Aries Reporting Persons within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

     (b) The business address of Paramount Capital, Aries Domestic, Dr. Rosenwald, Mr. Weiss and Hawkins is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/1/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/2/

  --------
     /1/ Please see Exhibit B, filed herewith, indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     /2/ Please see Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.


                               Page 8 of 20 Pages
          a limited partnership organized under the laws of Delaware. Paramount Capital is the Investment Manager to Aries Trust,/3/ a Cayman Islands Trust. Mr. Weiss is the Managing Member of Hawkins, a Senior Managing Director of Paramount Capital, Inc. ("PCI") and also is a Director and Vice Chairman of the Issuer's Board of Directors. Hawkins is a limited liability company organized under the laws of Delaware./4/

     (d) Dr. Rosenwald, Mr. Weiss, Hawkins, Paramount Capital, Aries Domestic and Aries Trust and their respective managing members, officers, directors, general partners, investment managers, and trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Mr. Weiss, Hawkins, Paramount Capital, Aries Domestic and Aries Trust and their respective managing members, officers, directors, general partners, investment managers, and trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald and Mr. Weiss are citizens of the United States.


Item 3. Source and Amount of Funds or Other Consideration

         On February 13, 1997, pursuant to Senior Secured Convertible Bridge Notes (the "Notes"), Aries Domestic used its general funds to lend $1,050,000 to the Issuer and the Aries Trust used its general funds to lend $1,950,000 to the Issuer (collectively, the "Loans"). The Notes were convertible upon certain events into a number of shares of Series D Convertible Preferred Stock at an initial conversion price equal to five dollars ($5.00) per share subject to adjustment upon the occurrence of certain events. Section 3 of the Note and Warrant Purchase

--------

     /3/ Please see Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

     /4/ Please see Exhibit AD indicating the managing member of Hawkins and providing the information called for by Items 2-6 of this statement as to said managing member. Exhibit AD is herein incorporated by reference.


                               Page 9 of 20 Pages

Agreement provides that if a Note were not paid in full at maturity or upon the occurrence of an Event of Default referred to in Section 7 of the Notes, in addition to other available remedies, the lesser of (i) the then-outstanding principal amount of such Note or (ii) 10% of the original principal amount of such Note would be convertible into a number of shares of Common Stock equal to the amount converted divided by $.001. The shares of Series D Convertible Preferred Stock initially convertible upon conversion of the Notes were initially convertible into 2,000,000 shares of Common Stock of the Issuer at a conversion price equal to $3.00 per share (as adjusted for the Issuer's one-for-ten reverse stock split effected on April 4, 1997 (the "Split")) subject to adjustment upon the occurrence of certain events. Additionally, on February 13, 1997, Aries Domestic acquired (a) Class A Bridge Warrants for the purchase of 273,000 shares of Common Stock of the Issuer at an exercise price equal to $.01 per share (as adjusted for the Split) and (b) Class B Bridge Warrants for the purchase of 427,000 shares of Common Stock of the Issuer at an exercise price equal to $5.50 (as adjusted for the split) per share. The Class A and Class B Bridge Warrants were exchangeable, and were eventually exchanged, for New Warrants (as detailed below) under certain circumstances. The Aries Trust acquired (a) Class A Bridge Warrants for the purchase of 507,000 shares of Common Stock of the Issuer at an exercise price equal to $.01 per share (as adjusted for the Split) and (b) Class B Bridge Warrants for the purchase of 793,000 shares of Common Stock of the Issuer at an exercise price equal to $5.50 per share (as adjusted for the Split). In addition to the foregoing, prior to February 13, 1997 the Aries Reporting Persons acquired a total of 91,500 shares (as adjusted for the Split) of Common Stock ("Purchased Common Stock") in open market transactions. See Item 5.

         Pursuant to an Amended and Restated Amendment Agreement (the "Amendment Agreement") filed as Exhibit Q hereto, Aries Trust, Aries Domestic and the Issuer, inter alia, (i) agreed to postpone the maturity date of the Notes to the earlier of (x) December 31, 1997 and (y) the date of any decision, order or other determination adverse to the Issuer or any of its directors by any court or other tribunal in any lawsuit or other proceeding against the Issuer and/or any of its directors by any of the Issuer's preferred stockholders, (ii) agreed that if Aries Trust and Aries Domestic purchased securities in the Private Placement (as defined below), then Aries Trust and Aries Domestic would not vote or dispose of such securities or convert any such securities into, or exercise any such securities for, any shares of Common Stock of the Issuer, for a period of 90 days from the date of such purchase, (iii) changed the stated value of the Series D Preferred Stock from ten dollars ($10.00) per share to one hundred dollars ($100.00) per share, and the conversion price of the Notes from five dollars ($5.00) to fifty dollars ($50.00) per share, in each case subject to adjustment upon the occurrence of certain events and (iv) exchanged the Class A and Class B Bridge Warrants for New Warrants in the forms filed as Exhibits T, U, V and W hereto. The New Warrants are exercisable for an aggregate of 6,357,616 shares of Common Stock at an exercise price of $0.471875 per share, subject to adjustment upon certain events.

         On May 29, 1997, Aries Trust and Aries Domestic each delivered to the Issuer an Irrevocable Notice of Conversion pursuant to which Aries Trust and Aries Domestic converted $422,500 and $227,500 principal amount of the Notes into 8,450 and 4,550 shares of Series D Preferred Stock, respectively. On December 31, 1997 Aries Trust and Aries Domestic each converted the outstanding $1,703,488 and $917,263 aggregate principal and interest amount of their Notes into 34,070 and 18,345 shares of Series D Preferred Stock, respectively.


                               Page 10 of 20 Pages

         On June 30, 1997, the Issuer concluded a private placement (the "Private Placement") of its securities for which Paramount Capital, Inc. acted as placement agent in consideration for certain cash success fees and warrants (the "Placement Warrants") to purchase up to 80,790 Class D Warrants (each "Class D Warrant" being a warrant to purchase one share of Common Stock for $.94375 at any time until June 30, 2002) and 16,158 shares of Series D Preferred Stock, in each case subject to adjustment upon the occurrence of certain events, for an aggregate of $1,777,380. Aries Domestic and Aries Trust used $304,500 and $565,500 of their respective general funds to purchase securities of the Issuer in such private placement consisting, respectively, of 3,500 and 6,500 shares of Series D Preferred Stock and 17,500 and 32,500 Class D Warrants which are currently convertible for 370,861 and 688,742 and exercisable for 17,500 and 32,500 shares of Common Stock of the Issuer, respectively. Mr. Weiss used $15,000 of his personal funds to purchase securities of the Issuer in such private placement consisting of 150 shares of Series D Preferred Stock and 750 Class D Warrants which are currently convertible and exercisable for 15,894 and 750 shares of Common Stock of the Issuer, respectively. Paramount Capital, Inc. and the Issuer have entered an agreement, pursuant to which, in consideration of Paramount Capital, Inc.'s services as a financial advisor, Paramount Capital, Inc.'s designees received, inter alia, warrants (the "Advisory Warrants") to purchase up to an aggregate of 121,185 Class D Warrants and 24,237 shares of Series D Preferred Stock, in each case subject to adjustment upon the occurrence of certain events, for an aggregate of $2,666,070. The Placement Warrants are exercisable between December 31, 1997 and December 30, 2007 and the Advisory Warrants are exercisable between December 31, 1998 and December 30, 2007. On December 29, 1997, PCI designated recipients (the "Paramount Warrant Designees") of the Placement Warrants and Advisory Warrants. Aries Trust, Aries Domestic, Dr. Rosenwald Mr.Weiss and Hawkins were among the Paramount Warrant Designees and each received such Placement Warrants and/or Advisory Warrants in connection with the Private Placement for which PCI acted as placement agent.

         On December 2, 1997, Aries Trust and Aries Domestic entered into a Letter Agreement whereby they purchased an aggregate of 54,000 shares of Series A Convertible Preferred Stock, par value $.001 per share (Series A Preferred Stock) of the Issuer from various holders thereof. Each share of Series A Preferred Stock, together with accrued but unpaid interest thereon, has a liquidation value of $60.00. The Series A Preferred Stock is convertible, at the option of the holder, into Common Stock at a conversion price of $8.27 per share. Aries Trust used $261,986.30 of its general funds to purchase 36,000 shares of Series A Preferred Stock, which shares are convertible into 261,185 shares of Common Stock. Aries Domestic used $130,993.14 of its general funds to purchase 18,000 shares of Series A Preferred Stock, which shares are convertible into 130,593 shares of Common Stock. On July 27, 1998, Aries Trust and Aries Domestic entered into a Letter Agreement whereby they purchased an aggregate of 40,000 shares of Series A Preferred Stock, from the holder thereof. Aries Trust used $225,000 of its general funds to purchase 30,000 shares of Series A Preferred Stock, which shares are convertible into 217,654 shares of Common Stock. Aries Domestic used $75,000 of its general funds to purchase 10,000 shares of Series A Preferred Stock, which shares are convertible into 72,551 shares of Common Stock.

         As of November 1, 1998, Dr. Rosenwald, Hawkins and Michael Weiss, through Hawkins, may be deemed the beneficial owners of the securities underlying the Advisory Warrants which become exerciseable within 60 days of November 1, 1998. Dr. Rosenwald acquired beneficial ownership of 1,951,801 and 92,101 shares of common stock issuable, respectively, upon conversion and exercise of approximately 18,420 shares of Series D Preferred


                               Page 11 of 20 Pages

Stock and Class D Warrants issuable upon conversion of the Advisory Warrants. Hawkins and Mr. Weiss, through Hawkins, each acquired beneficial ownership of 502,993 and 23,735 shares of Common Stock issuable, respectively, upon conversion and exercise of approximately 4,747 shares of Series D Preferred Stock and Class D Warrants issuable upon exercise of the Advisory Warrants.


         Between August 19 and October 30, Aries Trust and Aries Domestic purchased 983,890 and 310,660 shares of Common Stock (additional "Purchased Common Stock"), respectively, on the open market. Aries Trust and Aries Domestic used their respective general funds for such purchases.

         Aries Trust made the following purchases:

Date                       No. of Shares             Sales Price
----                       -------------             -----------
08/19/98                   17,800                    $0.625
08/20/98                   17,800                    $0.625
08/21/98                    2,000                    $0.688
08/24/98                   12,000                    $0.719
08/25/98                   11,100                    $0.730
08/27/98                   11,800                    $0.791
08/28/98                   11,900                    $0.813
08/31/98                   12,800                    $0.875
09/01/98                   12,800                    $0.939
09/02/98                   12,750                    $1.039
09/03/98                   12,770                    $1.000
09/04/98                   12,770                    $0.956
09/08/98                   18,900                    $1.017
09/09/98                   18,900                    $1.031
09/10/98                   18,900                    $0.957
09/11/98                   18,900                    $0.969
09/14/98                   21,100                    $0.969
09/15/98                   28,500                    $0.969
09/16/98                   20,000                    $0.969
09/17/98                   21,100                    $0.969
09/18/98                   21,100                    $0.991
09/21/98                   23,900                    $1.000
09/22/98                   24,000                    $1.000
09/23/98                   23,900                    $0.969
09/24/98                   24,000                    $0.969
09/25/98                   23,900                    $0.969
09/28/98                   32,000                    $0.938
09/29/98                   32,000                    $0.938
09/30/98                   24,300                    $0.969
10/01/98                   23,700                    $0.938
10/02/98                   23,700                    $0.938
10/05/98                   19,000                    $0.962


                               Page 12 of 20 Pages

10/06/98                   19,000                    $0.938
10/07/98                   19,000                    $0.962
10/08/98                   57,500                    $0.969
10/09/98                   19,200                    $0.962
10/12/98                   18,100                    $0.969
10/13/98                   18,100                    $0.969
10/14/98                   18,100                    $0.988
10/15/98                   18,100                    $0.994
10/16/98                   18,100                    $0.997
10/19/98                   18,000                    $0.969
10/20/98                   18,000                    $0.969
10/21/98                   18,000                    $0.938
10/22/98                   18,000                    $0.963
10/23/98                   18,000                    $0.995
10/27/98                   15,700                    $0.938
10/28/98                   15,700                    $0.969
10/28/98                   15,600                    $0.938
10/29/98                   15,700                    $0.969
10/29/98                      200                    $0.938
10/30/98                   15,700                    $0.969

                  Aries Domestic made the following purchases:

Date                       No. of Shares            Sales Price
----                       -------------            -----------
08/19/98                    6,200                    $0.625
08/20/98                    6,200                    $0.625
08/24/98                    4,000                    $0.719
08/25/98                    3,900                    $0.730
08/27/98                    4,200                    $0.791
08/28/98                    4,100                    $0.813
08/31/98                    4,450                    $0.875
09/01/98                    4,450                    $0.939
09/02/98                    4,500                    $1.039
09/03/98                    4,480                    $1.000
09/04/98                    4,480                    $0.956
09/08/98                    6,600                    $1.017
09/09/98                    6,600                    $1.031
09/10/98                    6,600                    $0.957
09/11/98                    6,600                    $0.969
09/14/98                    7,400                    $0.969
09/16/98                    8,500                    $0.969
09/17/98                    7,400                    $0.969
09/18/98                    7,400                    $0.991
09/21/98                    8,400                    $1.000
09/22/98                    8,300                    $1.000
09/23/98                    8,400                    $0.969


                               Page 13 of 20 Pages

09/24/98                    8,300                    $0.969
09/25/98                    8,400                    $0.969
09/30/98                    8,000                    $0.969
10/01/98                    8,300                    $0.938
10/02/98                    8,300                    $0.938
10/05/98                    6,600                    $0.962
10/06/98                    6,600                    $0.938
10/07/98                    6,600                    $0.962
10/08/98                   20,100                    $0.969
10/09/98                    6,400                    $0.962
10/12/98                    6,300                    $0.969
10/13/98                    6,300                    $0.969
10/14/98                    6,300                    $0.988
10/15/98                    6,300                    $0.994
10/19/98                    6,200                    $0.969
10/20/98                    6,200                    $0.969
10/21/98                    6,200                    $0.938
10/22/98                    6,200                    $0.963
10/27/98                    5,500                    $0.938
10/28/98                    5,500                    $0.938
10/28/98                    5,400                    $0.938
10/29/98                    5,500                    $0.969
10/30/98                    5,500                    $0.969

         Finally, on October 30, 1998, Aries Trust acquired 39,205 shares and Aries Domestic acquired 13,775 shares of Common Stock in a private placement.

         The Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Mr. Weiss, Hawkins and the Aries Reporting Persons each disclaim beneficial ownership of the securities held by each other.

Item 4. Purpose of Transaction.

         The Filing Persons acquired securities of the Issuer as an investment in the Issuer. Except as indicated in this Schedule 13D, the Filing Persons currently have no plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to Section 7.20 of the Note and Warrant Purchase Agreement, the Aries Reporting Persons have the right to designate nominees constituting a majority of the members of the Board of Directors of the Issuer. In May 1997, Thomas H. Adams resigned from the Board of Directors of the Issuer, on which he had served as Chairman of the Board of Directors, and the Aries Reporting Persons designated Mr. Weiss as a nominee for Director and he was appointed by the Board and elected Interim Chairman of the Issuer's Board of Directors. David
R. Walner, an Associate Director of PCI and an Associate Director and Secretary of Paramount Capital, was appointed Secretary of the Issuer on May 5, 1997. On September 11, 1997, the Aries Reporting Persons designated Glenn L. Cooper, M.D., Donald G. Drapkin, Bobby W. Sandage, Jr., Ph.D. and Andrew J. Stein as nominees to the Board of Directors of the Company (the "Board"). Mr. Weiss stepped down as Interim Chairman and the Board elected Mr. Drapkin Chairman and Mr. Weiss Vice Chairman. On September 21, 1997, Dr. Kenneth G. Kasses was elected to the Issuer's Board


                               Page 14 of 20 Pages
of Directors, and Dr. Kasses was appointed President and Chief Executive Officer of the Issuer, effective October 1, 1997. Effective October 6, 1998, Donald G. Drapkin resigned as Chairman of the Board and Dr. Kasses was elected to replace him as Chairman. In connection with the Loans and the related transactions (collectively, the "Transactions"), the Issuer amended its Shareholder Rights Agreement (the "Plan") dated as of October 1, 1993, to provide that the Plan would not be applicable to the Aries Reporting Persons and the Transactions. Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic provided the Issuer with a line of credit of up to $500,000, which subsequently was repaid, in consideration for warrants (the "Line of Credit Warrants") in the forms filed as Exhibits N and O hereto, to purchase 50,000 shares of Common Stock of the Issuer exercisable at $2.50 per share, subject to adjustment upon the occurrence of certain events. The Filing Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Filing Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Item 5.Interest in Securities of Issuer.

     (a) As of November 1, 1998: Dr. Rosenwald, as the sole shareholder of Paramount Capital and as the holder of Placement Warrants and Advisory Warrants, may be deemed beneficially to own 19,583,252 shares or 72.8% of the Issuer's Common Stock; Paramount Capital, through the acquisitions of securities by Aries Trust and Aries Domestic, may be deemed beneficially to own 16,716,858 shares or 69.5% of the Issuer's Common Stock; and Mr. Weiss, as Managing Member of Hawkins and as the holder of securities of the Issuer, may be deemed to beneficially own 675,064 shares or 7.1% of the Issuer's Common Stock. Aries Domestic, Aries Trust and Hawkins may be deemed beneficially to own the following numbers of shares of Common Stock:


          Aries Domestic       5,660,284
          Aries Trust         11,056,575
          Hawkins                526,737

          Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Filing Persons disclaim beneficial ownership of all the Common Stock except the Purchased Common Stock. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, the Aries Reporting Persons, Mr. Weiss and Hawkins each disclaim beneficial ownership of the securities held by each other.

          The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of November 1, 1998, Dr. Rosenwald and Paramount Capital may be deemed beneficially to own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 48.5% and 44.5%, respectively, of the


                               Page 15 of 20 Pages
          aggregate voting power of the Common Stock and Series D Preferred Stock outstanding.

     (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote and to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. Dr. Rosenwald has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares underlying the Placement Warrants and Advisory Warrants held by him. Mr. Weiss and Hawkins share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares owned by Hawkins. Mr. Weiss has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares that he owns.

     (c) Other than certain of the open market and private placement purchases of Common Stock reported in Item 3, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

     (d)&(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Paramount Capital is the investment manager of Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. Additionally, on January 28, 1997, the Issuer entered into a Letter of Intent with Paramount Capital, Inc. pursuant to which it was contemplated that Paramount Capital, Inc. would act as financial advisor and investment banker for the Issuer in future capital raising and other strategic transactions for the Issuer. Dr. Rosenwald is the chairman and sole shareholder of Paramount Capital, Inc. On June 30, 1997, the Issuer concluded a private placement of its securities for which Paramount Capital, Inc. acted as placement agent in consideration for certain cash success fees and Placement Warrants (see Item 3). In addition, Paramount Capital, Inc. and the Issuer have entered an agreement, pursuant to which, in consideration of Paramount Capital, Inc.'s services as a financial advisor, Paramount Capital, Inc.'s designees have received, inter alia, Advisory Warrants (see Item 3). On June 6, 1997, Aries Trust and Aries Domestic entered into a Line of Credit Agreement with the Issuer pursuant to which Aries Trust and Aries Domestic advanced a line of credit of up to $500,000 in consideration of the Line of Credit Warrants (see Item 4). Certain directors and officers of Paramount Capital and Paramount Capital, Inc. are now also directors and/or officers of the Issuer (see Item 4).

         Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Filing Persons and any other person, with respect to any securities of the Issuer.


                               Page 16 of 20 Pages

Item 7. Material to be Filed as Exhibits.


         Exhibit A/1/:              Agreement of Joint Filing of Schedule 13d
                                    dated as of February 13, 1997.

         Exhibit B/6/:              List of executive officers and directors
                                    of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

         Exhibit C/1/:              List of executive officers and directors
                                    of Aries Domestic and information called for by items 2-6 of this statement relating to said officers and directors.

         Exhibit D/1/:              List of executive officers and directors
                                    of Aries Trust and information called for by items 2-6 of this statement relating to said officers and directors.

         Exhibit E/1/:              Notes and Warrant Purchase Agreement dated
                                    as of January 28, 1997.

         Exhibit F/1/:              Senior Convertible Bridge Note for
                                    $1,050,000 issued to Aires Domestic
                                    dated January 28, 1997.

         Exhibit G/1/:              Senior Secured Convertible Bridge Note for
                                    $1,950,000 issued to Aries Trust dated
                                    January 28, 1997.

         Exhibit H/1/:              Class A Bridge  Warrant for the purchase
                                    of 2,730,000 shares of Common Stock issued to Aries Domestic dated January 28, 1997.

         Exhibit I/1/: Class A Bridge Warrant for the purchase of 5,070,000 shares if Common Stock issued to Aries domestic dated January 28, 1997.


         Exhibit J/1/:              Class B Bridge  Warrant for the Purchase
                                    of 4,270,000 shares of Common Stock issued to Aries domestic dated January 28, 1997.

         Exhibit K/1/:              Class B Bridge Warrant for the Purchase of
                                    7,930,000 shares of Common Stock issued to Aries Trust dated January 28, 1997.

         Exhibit L/1/:              Letter of Intent dated January 28, 1997.

         Exhibit M/2/:              Agreement of Joint Filing of Schedule 13D.

         Exhibit N/2/:              Warrant for the purchase of 32,500 shares of
                                    Common Stock of the Issuer, issued to Aries
                                    Trust pursuant to the


                               Page 17 of 20 Pages

                                    Senior Secured Line of Credit Agreement
                                    between the Issuer, Aries Trust and Aries
                                    Domestic.

         Exhibit O/2/:              Warrant  for  the  purchase  of
                                    17,500 shares of Common Stock of the
                                    Issuer,  issued  to  Aries  Domestic
                                    pursuant to the Senior  Secured Line
                                    of  Credit  Agreement   between  the
                                    Issuer,   Aries   Trust   and  Aries
                                    Domestic.

         Exhibit P/2/:              Amended Certificate of Designation for
                                    Series D Convertible Preferred Stock of
                                    Genta Incorporated.

         Exhibit Q/2/:              Amended and Restated Amendment Agreement
                                    between the Issuer, Aries Trust and Aries
                                    Domestic.

         Exhibit R/2/:              Amended and Restated Senior Secured
                                    Convertible Bridge Note for $1,050,000
                                    issued to Aries Domestic.

         Exhibit S/2/:              Amended and Restated Senior Secured
                                    Convertible Bridge Note for
                                    $1,950,000 issued to Aries Trust.

         Exhibit T/2/:              New Class A Bridge Warrant for the Purchase
                                    of 350,000 shares of Common Stock issued to Aries Domestic.

         Exhibit U/2/:              New Class A Bridge Warrant for the Purchase
                                    of 650,000 shares of Common Stock issued to Aries Trust.

         Exhibit V/2/: New Class B Bridge Warrant for the Purchase of 350,000 shares of Common Stock issued to Aries Domestic.

         Exhibit W/2/:              New Class B Bridge Warrant for the Purchase
                                    of 650,000 shares of Common Stock issued to Aries Trust.

         Exhibit X/3/: Agreement of Joint Filing of Schedule 13D dated as of November 5, 1993.

         Exhibit Y/3/:              List of  executive  officers and
                                    directors  of  PCI  and  information
                                    called  for by  Items  2-6  of  this
                                    statement  relating to said officers
                                    and directors.

         Exhibit Z/4/               Letter  Agreement  between Aries Trust,
                                    mestic and third parties relating to
                                    hase of Series A Preferred Stock.

         Exhibit AA/5/:             Agreement of Joint Filing of Schedule 13D
                                    dated as of July 31, 1998.

         Exhibit AB/5/:             Letter Agreement between Aries Trust, Aries
                                    Domestic and Highbridge Capital Corporation relating to the purchase of Series A
                                    Preferred Stock.


                                  Page 18 of 20 Pages

         Exhibit AC/6/:             Agreement of Joint Filing of schedule 13D
                                    dated as of November 4, 1998.

         Exhibit AD/6/:             List  of  managing  members  of  Hawkins
                                    and  information  called  for  by
                                    Items 2-6 of this statement relating to said managing members.

         (1) Exhibits A, C, D, E, F, G, H, I, J, K and L were filed on February 24, 1997 with the original Schedule.

         (2) Exhibits M, N, O, P, Q, R, S, T, U, V and W were filed on July 28, 1997, with Amendment No. 1 to the Schedule.

         (3) Exhibits X and Y were filed on November 7, 1997 with Amendment No. 4 to the Schedule.

         (4) Exhibit Z was filed on December 31, 1997, with Amendment No. 4 to the Schedule.

         (5) Exhibits AA and AB were filed on August 5, 1998 with Amendment No. 5 to the original Schedule.

         (6) Exhibits B, AC, and AD are filed herewith.


                               Page 19 of 20 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   November 4, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald
                                       ---------------------------------------
                                       Lindsay A. Rosenwald, M.D.


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.
                                   General Partner
Dated:   November 4, 1998
         New York, NY              By: /s/ Lindsay A. Rosenwald
                                       ---------------------------------------
                                       Lindsay A. Rosenwald, M.D.



                                   THE ARIES TRUST
                                   By: Paramount Capital Asset Management, Inc.
Dated:   November 4, 1998         General Partner
         New York, NY
                                   By: /s/ Lindsay A. Rosenwald
                                       ---------------------------------------
                                       Lindsay A. Rosenwald, M.D.



Dated:   November 4, 1998         /s/ Lindsay A. Rosenwald
         New York, NY              ---------------------------------------
                                        Lindsay A. Rosenwald, M.D.


Dated:   November 4, 1998          /s/ Michael S. Weiss
         New York, NY               ---------------------------------------
                                        Mr. Michael S. Weiss


                                  HAWKINS GROUP, LLC


Dated:   November 4, 1998
         New York, NY             By: /s/ Michael S. Weiss
                                      ---------------------------------------
                                          Mr. Michael S. Weiss
                                          Managing Member

                               Page 20 of 20 Pages

                                                     EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:


                                                                       PRINCIPAL OCCUPATION
         NAME                                                          OR EMPLOYMENT
         ----                                                          -------------


Lindsay A. Rosenwald, M.D.                                             Chairman of the Board of Paramount
                                                                       Capital Asset Management, Inc.,
                                                                       Paramount Capital Investments LLC
                                                                       and Paramount Capital, Inc.

Mark C. Rogers, M.D.                                                   President of Paramount Capital Asset
                                                                       Management, Inc., Paramount
                                                                       Capital Investments LLC and
                                                                       Paramount Capital, Inc.

Peter Morgan Kash
                                                                       Director of Paramount Capital
                                                                       Asset Management, Inc.,
                                                                       Inc., Senior Managing
                                                                       Director,  Paramount Capital,
                                                                       Inc.

Dr. Yuichi Iwaki                                                       Director of Paramount Capital Asset
                                                                       Management, Inc., Inc., Professor,
                                                                       University of Southern California
                                                                       School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                   EXHIBIT AC

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


         The  undersigned   hereby  agree  jointly  to  prepare  and  file  with
regulatory  authorities  a  Schedule  13D  and  any  future  amendments  thereto reporting each of the undersigned's ownership of securities of Genta Incorporated and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                 PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   November 4, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.


                                 ARIES DOMESTIC FUND, L.P.
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 4, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



                                 THE ARIES TRUST
                                 By: Paramount Capital Asset Management, Inc.
                                 General Partner

Dated:   November 4, 1998
         New York, NY            By: /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.



Dated:   November 4, 1998
         New York, NY                 /s/ Lindsay A. Rosenwald
                                     ---------------------------------------
                                     Lindsay A. Rosenwald, M.D.


Dated:   November 4, 1998
         New York, NY                 /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss


                                  HAWKINS GROUP, LLC

Dated:   November 4, 1998
         New York, NY             By: /s/ Michael S. Weiss
                                     ---------------------------------------
                                     Mr. Michael S. Weiss
                                     Managing Member

                                   EXHIBIT AD

         The name and principal occupation or employment of the Managing Member of Hawkins,which is located at 787 Seventh Avenue, 44th Floor, New York, NY, 10019, is as follows:

         NAME                                  PRINCIPAL OCCUPATION
                                               OR EMPLOYMENT

Michael S. Weiss                               (See Item 2(c) of the Schedule)


Item 2.

         During the five years prior to the date hereof, the above person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any such violations with respect to such laws.

Items 3-6

         Please refer to Items 3-6 of the Schedule reporting the beneficial ownership.